Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Private Equity (Master Fund), LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$780,600,000.00	0.0001531	$119,509.86

Total Transaction Valuation:		$780,600,000.00
Total Fees Due for Filing:				$119,509.86
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:				$119,509.86